Structure Therapeutics Inc.

601 Gateway Blvd., Suite 900

South San Francisco, CA 94080

November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky

Re:	Structure Therapeutics Inc.
Registration Statement on Form S-1
Filed November 17, 2023
File No. 333-275651

Acceleration Request
Requested Date: November 29, 2023
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Structure Therapeutics Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time, on November 29, 2023, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Patrick Loofbourrow of Cooley LLP at (619) 840-4824, or in his absence, Carlos Ramirez of Cooley LLP at (858) 550-6157.

Sincerely,

Structure Therapeutics Inc.

By:	/s/ Raymond Stevens
Raymond Stevens, Ph.D.
Chief Executive Officer